FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

June 13, 2006

PETROBRAS ENERGIA PARTICIPACIONES S.A.

(formerly PEREZ COMPANC S.A. and PC HOLDING S.A.)

(Exact Name of Registrant as Specified in its Charter)

Maipú 1, Piso 22

(1084)  Buenos Aires, Argentina

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X   Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes      No  X

If Yes is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82

N/A

PETROBRAS ENERGIA PARTICIPACIONES S.A.

COMPLIANCE WITH THE COMMITMENT TO DIVEST CITELEC. S.A.

Buenos Aires, June 13, 2006 – Petrobras Energía Participaciones S.A. (Buenos Aires: PBE, NYSE: PZE) announces that in compliance with the commitment to divest Compañía Inversora en Transmisión Eléctrica Citelec S.A. (“Citelec”) assumed by Petrobras Energía S.A. before the Argentine Government upon approval by Comisión Nacional de Defensa de la Competencia  (Argentine antitrust authorities) of the purchase of the shares representing Petrobras Participaciones S.A.’s majority capital stock by Petrobras Participaciones S.L., Petrobras Energia’s Board of Director evaluated the offers received at the meeting held today and accepted the terms of the binding offer submitted by Eton Park Capital Management for the acquisition of its 50% equity interest in Citelec, controlling company of Compañía de Transporte en Energía Eléctrica en Alta Tensión Transener S.A. (“Transener”) with a 52.67% interest; and as part of the offer, its 22.22% interest in Yacylec S.A.

The terms of the offer provide for the transfer of the shareholding in Citelec at a fixed price of US$54 million, plus an earn out relating to the result of the comprehensive rate review determined for Transener. The price for the transfer of the equity interest in Yacylec is US$6 million.

Following the beforementioned acceptance of the offer for the purchase of shares by Petrobras Energía S.A.’s Board of Directors, the parties shall sign a letter of intent reflecting the proposal terms. The parties shall agree upon the terms and conditions of the respective stock purchase agreements which shall abide by the applicable shareholders’ agreements in Transener and Yacylec. The transfer of Citelec’s shares shall be approved by the pertinent regulatory agencies and authorities.

Eton Park Capital Management is a multi-disciplinary investment fund that manages a capital base of approximately 5.3 US$ billion, with offices in New York and London.

www.petrobras.com.ar

(54-11) 4344-6655

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PETROBRAS ENERGÍA PARTICIPACIONES S.A.

Date: 06/13/2006

By: /s/  Daniel Casal

By: /s/ Luis M. Sas

Name: Daniel Casal

Name: Luis M. Sas

Title:   Attorney

Title:   Attorney